SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 15
CNG RETAIL SERVICES CORPORATION              :
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        October 1, 1999
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :       December 31, 1999
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7641, 70-8447,         :
          70-8577, 70-8621, 70-8853,         :
          and 70-8883               :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the


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orders.  The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

	On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG



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pursuant to the merger, "CNG" as used further herein will refer to both Old
CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113, and to the Registration Statement on Form S-4, File No. 333-75669, filed by Dominion Resources, Inc. and CNG under the Securities Act of 1933 on April 5, 1999 and amended on May 21, 1999.
The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.
























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PART A

EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.	Sale of CNG Common Stock.

	There were no new issues of common stock during the quarter. However, during the quarter CNG issued from treasury 8,088 shares valued at $520,414 to the trustees of its Employee Stock Ownership Plan, and 1425 shares valued at $92,429 under other company sponsored employee benefit plans.

2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $685,731,000 principal amount; the principal amount of commercial paper outstanding on December 31, 1999 was $685,731,000.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	No long-term debt was issued by Consolidated during the reporting period.




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INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


a. Sales of Capital Stock to Consolidated by Subsidiaries.

                                                                Total
	                                      Date    Shares      Amount
                                           ____    _______   ___________

        CNG Producing Company              12/30    11,300  $113,000,000
        Hope Gas, Inc.                     12/30    40,000     4,000,000


b. Long-term debt transactions occurring during the period.


	The following subsidiaries sold long-term notes to Consolidated in the principal amounts and on the dates indicated below. All of the notes carry an annual interest rate of 7.50%, which is substantially equal to the effective cost of money to Consolidated in its sale on September 24, 1999 of 7.25% Debentures Due October 1, 2004. Each of the notes mature on September 30, 2004 with interest payments due semiannually on March 30 and September 30.











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                                             Date     Principal Amount
                                             ____     ________________

   Virginia Natural Gas, Inc.           12/30    $ 37,000,000
   The East Ohio Gas Company            12/30      55,000,000
   Hope Gas, Inc.                       12/30       4,200,000
   CNG Producing Company                12/30      25,000,000
   Consolidated Natural Gas
     Service Company, Inc.              12/30      20,000,000



The Certificates of Notification on Form U-6B-2 as required by Rule 52 for the above transactions are filed as Exhibits A-1 (Virginia Natural Gas, Inc.), A-2 (The East Ohio Gas Company), A-3 (Hope Gas, Inc.), A-4 (CNG Producing Company), and A-5 (Consolidated Natural Gas Service Company, Inc.).

c. Guarantees


From time to time Consolidated enters into guarantee agreements, primarily with respect gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of December 31, 1999 is approximately $200.5 million. Of this amount unrelated third parties were primarily liable for approximately $26 million of guarantees. The guarantees expire at various dates, the latest of which is July 1, 2027.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.





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6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.



PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:


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	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $944,049         $430,295         $764,859         $609,485







Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     ($260,957)     $173,148      $198,684  ($286,493)
The Peoples Natural
  Gas Company               (66,711)       33,764        60,657    (93,604)
Hope Gas, Inc.              (35,935)       33,209        27,002    (29,728)
Virginia Natural Gas, Inc.  (69,424)       51,345        28,619    (46,698)
CNG Transmission Corp.      (41,895)      105,868       110,738    (46,765)
Consolidated System
    LNG Company               1,068            15            76      1,007
CNG Iroquois                  8,644         2,521           457     10,708
CNG Producing Company      (320,106)      510,248       178,003     12,139
CNG Coal Company              3,661            50            13      3,698
CNG Pipeline Co.              1,216           129           206      1,139
CNG Energy Services*          4,212         1,970         4,126      2,056
CNG Field Services Co.      (10,792)       47,241        39,100     (2,651)
CNG Power Co.                33,329         4,119        32,806      4,642
CNG Research Company             40            31             0         71
Consolidated Natural Gas
  Service Company, Inc.     (31,752)       75,163        44,153       (742)
CNG Power Services Corp.     (2,261)        2,949         4,110     (3,422)
CNG Retail Corp.            (20,085)       17,998        25,582    (27,669)
CNG Market Center Services    1,076            16           150        942
CNG Products & Services           0         1,705         1,174        531
CNG International Corp.     (12,133)        5,059         2,761     (9,835)
CNG Main Pass Gas           (25,594)        1,192         1,339    (25,741)
CNG Main Pass Oil           (12,775)        1,659           318    (11,434)
CNG Technologies, Inc.            0           164            20        144

* Parent company balances residual from the sale of CNG Energy Services Corporation to an unaffiliated purchaser.

File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective. The Orders authorized Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI to allow CNGI to acquire interests in Iroquois Gas Transmission, L.P. ("Iroquois"). CNGI currently has a 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	Transmission and CNGI were also authorized by the September 12, 1996 order to provide guaranties and indemnities on behalf of CNGI and Iroquois, respectively. The current authorization for up to an aggregate of $20 million in such credit support extends to June 30, 2001. No credit support has been extended during the reporting period pursuant to the September 12, 1996 order.

	Future financings with respect to CNGI's interest in Iroquois and future guaranties and credit support by Transmission and CNGI are expected to occur pursuant to Rule 52.

As of December 31, 1999, CNGI had 2,394 shares of common stock outstanding. CNGI's total direct investment in Iroquois (not including retained cash distributions of $11,023,000) was $25,261,000 as of December 31, 1999. CNGI received a cash distribution of $2,400,000 during the period.

File No. 70-8447:

	By Order dated October 21, 1994, HCAR No. 26148 (the "Order"), the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing can be provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

		CNGMC owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,500 mile pipeline system of CNG
Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).
The other 50% general partnership interest is owned by Sabine Hub Services
Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)  Financial Statements.

	The balance sheet and income statement of CNGMC for the reporting period are filed separately as Exhibit 8447A under a claim for confidential treatment pursuant to Rule 104(b).

	(ii)  Description of CNGMC Activities for the Period.

	The CNG/Sabine Center began operations on November 1, 1994. The number of customers and volumes continue to increase. The Center averaged about 1,630,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about 2,063,000 dekatherms. For this reporting period the Center's transactions consisted of about 10% transmission or wheeling, 5% loaning; 10% parking, and 75% intra-hub or title transfer services. As of the current date, the Center has 180 customers under contract. While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

	The CNG/Sabine Center ceased operations as of January 1, 2000 and the partnership was dissolved. CNGMC may continue to engage in activities previously conducted by the partnership.

File No. 70-8577:

By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services"), a then wholly-owned subsidiary of Consolidated, to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. The Order expires on December 31, 2000.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995. CNGP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of CNGP&S.

1.  Description of Revenues.

	See Exhibit 8577A.

2.  State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3.  Services Provided by Affiliates to CNGP&S.

	See Exhibit 8577A.

File No. 70-8621:

	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.


	Energy Services' interests acquired under the above authorization was transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffilated third party. Consolidated had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of December 31, 1998, Consolidated has invested $34,763,000 in Dauphin Island Gathering Partners through CNG Main Pass Gathering Corporation.


		(2).  MAIN PASS OIL GATHERING SYSTEM

	Consolidated pusuant to this authorization has invested, as of December 31, 1999, $14,623,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued, by CNG with respect to any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8853:

		By order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services was during the period engaged in the purchase and sale of electricity at wholesale.

	By order dated December 15, 1999, HCAR No. 27112, the Commission authorized CNG to issue, up to an aggregate amount of $3 billion, parent guarantees and credit support for the benefit of its direct and indirect subsidiaries through January 28, 2003 as needed to support the subsidiary's normal course of business. The December 15, 1999 order was issued in connection of the acquisition by DRI of CNG. Since the August 2, 1996 order can be regarded as being subsumed in the authorization granted under the December 15, 1999 order, all further CNG guarantees or credit support will be reported pursuant to the December 15, 1999 order, and no separate reports will be made under File No. 70-8853. The disclosure under "INTRASYSTEM FINANCING" Section 4(c) above includes all guarantees made for the benefit of Power Services, which in the aggregate do not exceed $250 million.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy
Services by CNG to an unaffiliated party.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG FIELD SERVICES COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 30th day
of March, 2000